COMMENTS RECEIVED ON SEPTEMBER 12, 2007

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity OTC Portfolio

POST-EFFECTIVE AMENDMENT NO. 76

1. Performance Charts, Fee Table, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Table (prospectus and statement of additional information (SAI))

C: Please submit completed performance charts, fee table, financial highlights, portfolio manager compensation, and the trustee compensation table when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. "Investment Summary" (prospectus)

"Investment Objective"

"Normally investing at least 80% of assets in securities principally traded on NASDAQ® or another over-the-counter (OTC) market, which has more small and medium-sized companies than other markets."

C: The Staff notes that NASDAQ will be changing from an OTC market to an exchange. The Staff would like to know how this will affect the fund's name and investment policies in the future.

R: We recognize that NASDAQ is operating as an exchange; however, we believe that investors still understand "OTC" to include NASDAQ-listed securities. While we will be making a minor change to the fund's 80% policy to reflect that NASDAQ is now an exchange (which is reflected below), these changes will not affect the management of the fund or the fund's name (underlined added; [bracketed] deleted):

"Normally investing at least 80% of assets in securities principally traded on NASDAQ® or [another] an over-the-counter (OTC) market, which has more small and medium-sized companies than other markets."

3. "Investment Summary" (prospectus)

"Principal Investment Strategies"

"Investing more than 25% of total assets in the technology sector."

C: The Staff notes the varying use of "technology sector" and "technology industries" and requests we alter the language to be consistent.

R: We believe the terms are consistent. "Technology industries" refers, in the aggregate, to the group of industries within the technology sector. Accordingly, we have not changed disclosure.

4. "Investment Summary" (Prospectus)

"Principal Investment Strategies"

"In addition, the fund is considered non-diversified and can invest a greater portion of its assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms-would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

5. "Investment Details" (prospectus)

"Principal Investment Strategies"

"FMR will invest more than 25% of the fund's total assets in the technology sector."

C: The Staff questions if investing more than 25% of the fund's total assets in the technology sector is part of its investment strategy or if this is a consequence of the fund's concentration in the OTC market.

R: This is a principal investment strategy of the fund.

6. "Investment Policies and Limitations" (SAI)

"Each of Growth & Income and OTC intends to comply with the requirements of Section 12(d)(1)(G)(i)(IV) of the 1940 Act."

C: The Staff questions why the reference to Section 12(d)(1)(G)(i)(IV) of the 1940 Act is included, as this fund is not a fund-of-funds.

R: The fund could be (and currently is) an acquired fund of a Fidelity fund-of-funds.

7. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.